Exhibit 99.C

Bradley & Daytona Railway and Land Co.

5753 Highway 85 N PMB 5974

Crestview, FL 32536

Via UPS, and Via Email

August 27, 2026

Corporate Secretary
Power REIT
301 Winding Road
Old Bethpage, NY 11804

Attn: Mr. David H. Lesser
Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer

David:

The rights of the Power REIT preferred stockholders to elect two trustees to the Board per clause 8(a) of the Articles Supplementary have vested.  We submitted written notice to Power REIT on May 26, 2026, demanding those vested rights be exercised.

You expressed preference to handle our appointment to the Board outside of the vested rights under the Articles Supplementary to save the company cost and time.  Dave and I have attempted to work constructively with you to accomplish that objective, but we are at an impasse, as your proposed solution would leave us unable to fully carry out our fiduciary duties as trustees and properly represent the interests of Power REIT stakeholders as would otherwise be the case if we were to be elected to the Board via the rights vested under the Articles Supplementary.

Lastly, we have passed any reasonable interpretation of the timing for the Trust’s secretary to call such meeting as (i) to our knowledge no annual meeting date has been set and (ii) over 90 days have passed since we validly tendered our written request to call a vote of preferred stockholders to appoint two additional trustees in accordance with the Articles Supplementary.

To that end, we will be moving forward as follows:

1.

Board Appointment and Governance Agreement.  Attached you will find a final version (along with a redline to the original version you sent us) of the “Board Appointment and Governance Agreement”.  The agreement aligns with the terms Dave, you and I have collectively discussed.  Significantly, it leaves us with the same rights, no more and no less, than if we were appointed by a vote of the preferred holders.  Dave and I have executed this agreement as the Requesting Holders.  If you are sincere in your desire to handle the appointment outside the scope of the preferred stockholder special election as vested and required under the Articles Supplementary, we request that you countersign and return a fully executed copy of the agreement by no later than 4:00 P.M. Eastern Standard Time on Tuesday, September 1, 2026.

Exhibit 99.C

Bradley & Daytona Railway and Land Co.

5753 Highway 85 N PMB 5974

Crestview, FL 32536

2.

Preferred Stockholder Special Meeting.  If you are unwilling to sign the agreement, then you must call the preferred stockholder special trustee election per our May 26, 2026, written demand notice, in accordance with the vested rights of clause 8(a) of the Articles Supplementary.  We require you establish a record date and meeting date for the vote, and advise us of said dates in writing, by no later than 4:00 P.M. Eastern Standard Time on Tuesday, September 1, 2026.

3.

Legal Order to Compel.  If we do not hear from you as to your decision whether to proceed with Alternative #1 or #2 above, by 4:00 P.M. Eastern Standard Time on Tuesday, September 1, 2026, we have our legal counsel prepared to file motions in Maryland court to compel Power REIT to call the preferred stockholder special meeting and comply with the express terms of Paragraph 8(a) of the Articles Supplementary—terms that the Trust itself established.  We will also make all legal filings available to Power REIT shareholders via public disclosures as appropriate.

We have been patient with you throughout the process and have demonstrated our willingness to work constructively with you and the Board to fix the chronic underperformance and long-term value destruction you have overseen that has impacted Power REIT stakeholders.  While we remain willing to work constructively with you and the Board, the vested rights of the preferred stockholders via documents that were created under your stewardship must be honored without further delay.  Our preference remains saving the company time and money by your counter-execution of the “Board Appointment and Governance Agreement” that your lawyer drafted and we amended to preserve the rights that would be otherwise afforded to us if we are elected under the vested preferred stockholder rights.  While we will not hesitate to file the requisite legal motions to compel, we hope that will not be necessary.  That outcome remains in the control of you and the Board.

Please note that we do not have an email address for Mr. D’Aguilar.  We trust that you will forward him the correspondence so that he reviews it along with the rest of the Board and is thereby fully apprised of status and impending deadlines.

Sincerely,

/s/ Alexander Kachmar

Alexander Kachmar

Via Email:

cc: Messrs. D’Aguilar, Haynes, Morrison, and Susman, Independent Trustees of Power REIT
cc: David Cacciapaglia
cc: Kenneth Lerman, Legal Counsel for the Requesting Holders